Exhibit 3.1

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

•	First: The name of the limited liability company is Duke Capital LLC.

•	Second: Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The registered agent in charge thereof is The Corporation Trust Company.

•	Third: This Certificate of Formation shall be effective on March 1, 2004.

In Witness Whereof, the undersigned has executed this Certificate of Formation of Duke Capital LLC this 26th day of February, 2004.

By:	/s/ Edward M. Marsh, Jr.
Name:	Edward M. Marsh, Jr.
Title:	Authorized Person